Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2016

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Alexsandro Broedel Lopes. The phone number of the Investor Relations Department is (0xx11) 2794 3547, fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2016, 12/31/2015 and 12/31/2014.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	10/30/2017

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Update in items 9.1, 12.5, 12.6, 12.7, 12.8, 12.13 and 18.7	06/12/2017
V3	Update in items 10.3, 12.5 and 12.6.	06/26/2017
V4	Update in items 10.3, 10.8, 11.1, 11.2, 12.5/12.6, 12.7, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3.	07/31/2017
V5	Update in items 12.5/6, 12.7/8, 15.1, 15.2, 15.3, 15.4, 15.8, 19.1, 19.2, 19.3	09/12/2017
V6	Update in items 3.4, 10.3, 10.8, 12.1, 12.5/6, 12.7/8, 12.13, 15.7	10/09/2017
V7	Update in items 1.2, 1.3, 12.1, 12.5/6, 12.7/8, 21.1	10/11/2017
V8	Update in items 10.3, 10.8, 11.1, 12.1, 12.5/6, 12.7/8 and 15.7	10/30/2017

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

As of the first quarter of 2015, we changed the presentation of our segments for them to be consistent with the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The Retail Banking includes the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of Private Banking and Latam operations to the Wholesale Banking segment, and these are the main changes in the segment presentation.

The current business segments of Itaú Unibanco are described below:

Retail Banking: the result of the Retail Banking segment arise from the offer of products and services to retail clients, high net worth clients, and very small and small companies in branches, in addition to financial products and services offered to non-account holders, comprising vehicle financing and offering credit card services outside the branch network, and Itaú BMG Consignado operations.

Wholesale Banking: the result of the Wholesale Banking segment arises from: i) Itaú BBA activities, the unit in charge of commercial operations with large companies and the performance in investment banking, ii) result of our foreign units, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking), and to institutional clients.

Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and our interest in Porto Seguro.

A new management structure for Itaú Unibanco

On November 9, the bank disclosed the succession of the current CEO, according to the transition process planned and announced to the market over two years ago. Itaú Unibanco also announced a series of changes to its Executive Committee, which is now composed of General Retail and Wholesale Managers, and three Vice-Presidents: (i) Management and Control of Risks and Finance; (ii) Technology; and (iii) Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations.

The Annual General Stockholders’ Meeting held on April 19, 2017 brought forward the reelection of Roberto Setubal and Pedro Moreira Salles, in addition to the election of Marco Bonomi to the Board of Directors. Together with Pedro Moreira Salles, Roberto Setubal will act as co-chairman of the Board of Directors of Itaú Unibanco. Until the Meeting is held, Roberto Setubal remains as the Company’s CEO.”

b) Incorporation, acquisition or disposal of ownership interest

2017

Credit Intelligence Bureau

On June 14, 2017, after obtaining all the required approvals, through our subsidiary Itaú Unibanco S.A., together with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A. and Caixa Econômica Federal, through its subsidiary Caixa Participações S.A., we have entered into the definitive agreements required for the incorporation of Gestora de Inteligência de Crédito S.A. (“Company”) The control of the Company will be shared among the Parties, with each of them holding 20% of the Company’s corporate capital. The Board of Directors of the Company will be formed by members appointed by the Parties and its executives will be exclusively dedicated to the business, preserving the independent management of the Company. The Parties expect the Company to be fully operational in 2019.

Acquisition of a minority interest in XP Investimentos

On May 11, 2017, through subsidiary Itaú Unibanco S.A., we entered into a Share Purchase Agreement with XP Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), through which we agreed to acquire 49.9% of total share capital (representing 30.1% of voting shares) of XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of XP (“XP Group”, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”), by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for the amount of R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”). The amount attributed to 100% of XP Holding’s share capital (before capital increase) is of approximately R$12 billion, which is equal to 20 times the estimated price earnings (2018).

In addition to the First Acquisition, through which we will become a minority shareholder of XP Holding, we have committed to acquire (i) in 2020, an additional percentage of 12.5% which will result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of voting shares) based in a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which will entitled us to a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, and it is certain that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

Furthermore, we and some of the Sellers will execute, on the closing date of the First Acquisition, a shareholders’ agreement which will include, among others, provisions regarding (a) our rights as a minority shareholder of XP Holding; (b) our right to appoint 2 out of 7 members of the Board of Directors of XP Holding, so as to guarantee the aforementioned rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii) Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. In case of the exercise of any of these options, Itaú Unibanco will acquire the control and the total equity of XP Holding.

The business conduction and management of all XP Group’s companies, including XP Investimentos, will continue to be fully independent, segregated and autonomous, preserving its current principles and values. XP Group’s control will continue to be held by XP Controle’s shareholders, and the current officers and executives of XP Holding, XP Investimentos and its subsidiaries will remain in charge of their respective businesses, in order to ensure that XP Investimentos continues to operate as an open and independent platform, seeking to offer a diverse range of products of its own and of third-parties to its clients, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco conglomerate, without any restrictions or barriers. We will act as a minority shareholder and have no influence over the commercial and operational policies of XP Investimentos or of any other XP Group’s companies, neither will we any have preference or exclusivity rights regarding the distribution of such products.

The consummation of the acquisitions mentioned above is subject to the fulfillment of certain conditions precedent, including applicable regulatory approvals.

2016

Acquisition of Recovery do Brasil Consultoria S.A.

In March 2016, after obtaining regulatory authorization, we consummated the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A., of which we purchased 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG.

Itaú CorpBanca

In April 2016, with the completion of the merger of Banco Itaú Chile with CorpBanca, we acquired control of the resulting entity named Itaú CorpBanca. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Shareholders’ Agreement”), which entitles us to appoint, together with Corp Group, former controlling shareholder of CorpBanca, the majority of the members of Itaú CorpBanca’s board of directors. Such members are appointed according to the ownership interest of each of such parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$115 billion of assets to its balance sheet (under BRGAAP).

As a result of the exercise by Corp Group of put options, as set forth in Itaú CorpBanca’s Shareholders’ Agreement, we acquired: (i) in October 2016, 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our interest from 33.58% to 35.71% and; (ii) in September 2017, 1.8 billion shares of Itaú CorpBanca for approximately R$ 55.6 million, increasing our interest from 35.71% to 36.06%, without changing the governance of Itaú CorpBanca.

In January 2017, we executed an amendment to the transaction agreement, which provided for (i) the postponement of the date of acquisition of the shares held by Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to receipt of applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of the operations of Itaú Unibanco and Itaú CorpBanca in Colombia, which will be implemented through a sale and purchase of assets and liabilities; and (iii) the replacement of the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange.

Alliance with MasterCard in the payment solutions market in Brazil

In May 2016, the Court of CADE approved, with certain restrictions, a 7-year term agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda., or MasterCard, to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance.

Sale of Group Life Insurance Business

In April 2017, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Citibank Retail Business in Brazil

In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of the retail business conducted by Banco Citibank S.A. and other companies of its conglomerate (“Citibank”) in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) had, as of the date of execution of the Equity Interest Purchase Agreement, approximately 315,000 retail bank clients, approximately 1.1 million credit cards and a credit portfolio of approximately R$6 billion and, as of December 31, 2015, approximately R$35 billion in deposits and assets under management. We estimate that the impact on our principal capital (Tier I) resulting from this transaction would be approximately 40 basis points (utilizing the Basel III methodologies).

In August 2017, the Administrative Council for Economic Defense (CADE) approved the Itaú Unibanco’s acquisition of Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. In October 2017, we obtained the last required authorization with the Central Bank of Brazil in connection with such acquisition.

With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank retail business will be carried out on October 31, 2017, the date when Itaú Unibanco will become responsible for these operations; The financial settlement of the acquisition of the operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations will be carried out on a later date to be determined by the parties; The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements will also be carried out after the provisions in the respective stockholders’ agreements of these companies are complied with.

Acquisition of Itaú BMG Consignado Shares

In December 2016, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the acquisition of the totality of the equity interest held by Banco BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total share capital. We paid R$1.46 billion and are now the holders of 100% of the total capital.

We have maintained our position as the leading institution among privately-held banks in this segment. At December 31, 2016, our payroll loan portfolio amounted to R$44.6 billion, including Itaú BMG Consignado’s operations.

Acquisition of Conectcar

On January 29, 2016, after obtaining the necessary regulatory authorizations and the fulfillment of conditions, we concluded, through our subsidiary Rede, the acquisition of 50% of the share capital of ConectCar Soluções de Mobilidade Eletrônica SA (“ConectCar” ) of Odebrecht Transport S.A., for the amount of R$ 170 million. The remaining 50% of ConectCar’s capital stock is owned by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A. and the shareholders share control of ConectCar.

2015

See operations decribed at 2016.

2014

Large Risk Insurance Operation

On October 31, 2014, following the fulfillment of certain conditions set forth in the agreement, we concluded the sale of all of the participation held by Itaú Unibanco and certain of its Affiliates in ISSC to ACE Ina International Holdings, Ltd. (“ACE “), for the amount of R$ 1.5 billion.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle-market and large companies with policies with high amounts insured.

The amount paid was adjusted in the amount of R$ 13.5 million on September 3, 2015 based on the difference in Net Equity positions between the pro forma balance sheet date and the closing balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period. On October 31, 2014, following the fulfillment of certain conditions set forth in the agreement, we concluded the sale of all of the participation held by Itaú Unibanco and certain of its Affiliates in ISSC to ACE Ina International Holdings, Ltd. (“ACE “), for the amount of R$ 1.5 billion.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle-market and large companies with policies with high amounts insured.

The amount paid was adjusted in the amount of R$ 13.5 million on September 3, 2015 based on the difference in Net Equity positions between the pro forma balance sheet date and the closing balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period.

c) Unusual Events or Operations

In 2016, 2015, and 2014, we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

	R$ million
	2016	2015	2014
Recurring net income	22,222	23,832	20,619
Non-recurring events	(583)	(473)	(377)
Increase in the social contribution tax rate	-	3,988	-
Complementary allowance for loan losses	-	(2,793)	(668)
Provision for contingencies	(231)	(696)	(126)
Change in the Accounting Treatment of Financial Lease	-	(520)	-
Social security fund	130	(130)	-
Goodwill amortization	(442)	(162)	(177)
Program for Cash or Installment Payment of Taxes	14	37	(25)
Realization of assets and Impairment	(180)	(50)	(9)
Sale of large risk insurance operations	-	-	736
Porto Seguro	-	17	(60)
Other	127	(163)	(49)
Net income	21,639	23,360	20,242

10.8. Executive officers should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:

I - Quantitative and qualitative description of investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

At the end of 2016, we had 5,103 branches and points of service in Brazil and abroad, 118 units more than at the end of 2015, when our service network had 4,985 branches and points of service.

The increase in the number of branches is due to the merger between Banco Itaú Chile and CorpBanca in April 1, 2016. The increase in the number of branches in Latin America was partially made up for the reduction of branches in Brazil, in line with our clients’ profile, who have increasingly demanding services through digital channels. We closed 2016 with 135 digital branches, with 41 branches opened over the year.

On May 11, 2017, Itaú Unibanco Holding S.A.,through its subsidiary Itaú Unibanco S.A., entered into a Share Purchase Agreement with XP Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), to acquire 49.9% of the total share capital (representing 30.1% of voting shares) of XP Holding, by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”).

In addition to the First Acquisition, through which we will become a minority shareholder of XP Holding, we have committed to acquire (i) in 2020, an additional percentage of 12.5% which will result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of voting shares) based in a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which will entitled us to a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, and it is certain that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

In March 2016, after obtaining applicable regulatory approvals, we completed the acquisition of (i) 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (“Recovery”), of which 81.94% were acquired from Banco BTG Pactual S.A. (“BTG”) and 7.14% from other shareholders, as well as (ii) approximately 70% of a portfolio in the amount of R$38 billion, at that time, in credit rights held by BTG.

In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired the control of the resulting entity – Itaú CorpBanca – with a 33.58% interest in its capital stock. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca, which entitles us to appoint, together with Corp Group1, the majority of the members of Itaú CorpBanca’s Board of Directors. These members are appointed according to the ownership interest of each party, and we have the right to elect the majority of the members elected by this block.

As a result of the exercise by Corp Group of put options, as set forth in Itaú CorpBanca’s Shareholders’ Agreement, we acquired: (i) in October 2016, 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our interest from 33.58% to 35.71% and; (ii) in September 2017, 1.8 billion shares of Itaú CorpBanca for approximately R$ 55.6 million, increasing our interest from 35.71% to 36.06%, without changing the governance of Itaú CorpBanca.

In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil.

In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of the retail business conducted by Banco Citibank S.A. and other companies of its conglomerate (“Citibank”) in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) has approximately 315,000 bank account holders, R$35 million in deposits and assets under management (gross amounts on December 31, 2015), 1.1 million credit cards and a loan portfolio of approximately R$6 billion. In July 2017, the General Superintendence of the Administrative Council for Economic Defense (CADE) issued a favorable opinion on Itaú Unibanco’s acquisition of the Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. This opinion will be submitted to the CADE court. Additionally, certain approvals from BACEN are still pending.

In August 2017, the Administrative Council for Economic Defense (CADE) approved the Itaú Unibanco’s acquisition of Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. In October 2017, we obtained the last required authorization with the Central Bank of Brazil in connection with such acquisition.

With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank retail business will be carried out on October 31, 2017, the date when Itaú Unibanco will become responsible for these operations; The financial settlement of the acquisition of the operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations will be carried out on a later date to be determined by the parties; The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements will also be carried out after the provisions in the respective stockholders’ agreements of these companies are complied with.

In July 2017, in connection with the efforts to place shares abroad, Brazil witnessed the launching of the Secondary Public Offering of IRB’s Common Shares, with the amount of 63,960,000 registered book-entry common shares with no par value issued by the company (“Offering”). On August 28, 2017, in accordance with Article 24 of CVM Instruction No. 400, the Guarantee Fund for Student Loan Operations (FGEDUC), BB Seguros, Bradesco Seguros, Itaú Seguros and FIP Caixa Barcelona exercised the option granted to fully purchase Shares of the Additional Batch comprised of 73,554,000 common shares, which were solely intended to meet the excess demand verified during the Offering. Accordingly, Itaú Seguros became the holder of 11.14% of IRB’s capital stock.

For further information on the main corporate events occurred in the period, see item 15.7 of the Reference Form.

The source of funding is the Issuer’s own working capital, represented by the stockholders’ equity of the parent company and by minority interest in subsidiaries.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

In 2015, we completed the construction of our new data center in the State of São Paulo, one of the largest in Latin America, as planned. The configurations of the environmental infrastructure were successfully established. The new data center will support our growth up to 2050, ensuring the high performance and availability of our operations.

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research to develop new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in research to develop new products and services

Not applicable.

ITEM 11 - PROJECTIONS

11.1. The projections should identify:

Information provided in this item on perspectives for the businesses, projections and operational and financial goals are solely forecasts, based on management’s current expectations in relation to the future of the Bank. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. For this reason, these expectations are subject to change.

This item contains information which is, or could be, construed as prospective information that is based largely on our current expectations and projections with respect to the future occurrences and financial tendencies that impact our activities.

In view of these risks and uncertainties, the information, circumstances, the prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this prospective information.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

a) the subject matter of the projection

a.1) Accumulated Variation in the period of 12 months:

•	Total Loan Portfolio which includes endorsements, sureties and private securities
•	Financial Margin with Clients (Ex-Impairment)
•	Financial Margin with Clients (Ex-Impairment and Discounts Granted)
•	Service Fees and Result from Insurance Operations
•	Non-Interest Expenses

a.2) Accumulated Value in the period of 12 months:

•	Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses and impairment
•	Cost of Credit, includes results from Loan Losses, Impairment and Discounts Granted
•	Financial Margin with the Market

a.3) Expects Income Tax and Social Contribution

b)	projected period and the period for which the projection is valid

•	Projected Period: fiscal year 2017
•	Validity of the projections: the current year or until Management announces to the contrary.

c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions within the control of Management for fiscal year 2017

The expectations announced to the market are based are the assumption of alignment with the budgetary projections of the bank for 2017. The budgets for results and the credit operations balance and equity account balances are evaluated to ensure this alignment. The announced intervals are defined in accordance with the expectations of the bank’s management. It is worth pointing out that periodical analyzes are undertaken to verify the adherence between the announced expectations and possible revisions or internal projections of result which eventually may be realized during the year in the light of changes in macroeconomic perspectives and the competitive or regulatory environment. Based on this, it is possible to evaluate the need for eventual changes in public expectations. These expectations do not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2017

This information is subject to risks, uncertainties and suppositions that include among other risks:

• General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;

• General economic and political conditions abroad and in particular in the countries where we operate;

• Government regulations and tax laws and respective amendments in the countries we operate;

• Disruptions and volatility in the global financial markets;

• Increases in compulsory deposits and reserve requirements in the countries we operate;

• Regulation and liquidation of our business on a consolidated basis;

• Failure or hacking of our security and operational infrastructure or systems;

• Strengthening of the competition and industry consolidation in the countries we operate;

• Changes in our loan portfolio and changes in the value of our securities and derivatives;

• Losses associated with counterparty exposure;

• Our exposure to the Brazilian public debt;

• Incorrect pricing methodologies for insurance, pension plan and capitalization products and inadequate reserves;

• The effectiveness of our risk management policy;

• Damages to our reputation;

• Difficulties during the integration of acquired or merged businesses; and

• Other risk factors listed in the section 4 of this Reference Form.

a) the amounts of the indicators that are the subject matter of the projection

Projections for fiscal year 2017

Consolidated [1]
Forecast 2017	Reclassification	Forecast 2017
Total Credit Portfolio [2]		Total Credit Portfolio [2]
From 0.0% to 4.0%		From 0.0% to 4.0%
Financial Margin with Clients (ex-Impairment)	+ R$1.0 bn	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
From -4.0% to -0.5%		From -4.2% to -0.8%
Result from Loan Losses and Impairment[3]	- R$ 1.0 bn	Cost of Credit[6]
Between R$ 14.5 bn and R$ 17.0 bn		Between R$ 15.5 bn and R$ 18.0 bn
Commissions and Fees and Result from Insurance Operations[4]		Commissions and Fees and Result from Insurance Operations [4]
From 0.5% to 4.5%		From 0.5% to 4.5%
Non-Interest Expenses		Non-Interest Expenses
From 1.5% to 4.5%		From 1.5% to 4.5%

Brazil[1,7]
Forecast 2017	Reclassification	Forecast 2017
Total Credit Portfolio [2]		Total Credit Portfolio [2]
From -2.0% to 2.0%		From -2.0% to 2.0%
Financial Margin with Clients (ex-Impairment)	+ R$ 1.0 bn	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
From -5.0% to -1.5%		From -5.2% to -1.8%
Result from Loan Losses and Impairment [3]	- R$ 1.0 bn	Cost of Credit [6]
Between R$ 12.5 bn and R$ 15.0 bn		Between R$13.5 bn and R$16.0 bn
Commissions and Fees and Result from Insurance Operations[4]		Commissions and Fees and Result from Insurance Operations [4]
From 0.0% to 4.0%		From 0.0% to 4.0%
Non-Interest Expenses		Non-Interest Expenses
From 3.0% to 6.0%		From 3.0% to 6.0%

1) Considers USD-BRL rate at R$ 3.50 in Dec-17;

2) Includes endorsements, sureties and private securities;

3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment;

4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

5) Financial Margin with Clients evolution also considers the Discounts Granted reclassification in 2016;

6) Includes Result from Loan Losses, Impairment and Discounts Granted;

7) Includes units abroad ex-Latin America.

The range of our projections for 2017 remained unchanged.

As of the second quarter of 2017, the line “Discounts Granted” is disclosed as a component of “Cost of Credit” composed of the Result from Loan Losses, Impairment and Discounts Granted in our managerial statements. Accordingly, we submit the projections for 2017 considering the reclassification effects of Discounts Granted, from Financial Margin with Clients to the Cost of Credit line.

The Company details below its current expectations compared to our original estimates, disclosed in beginning 2017.

Due to changes in expected foreign exchange rates, together with lower economic activity level and credit demand, the Company informs that Management currently expects total loan portfolio (with endorsements, sureties and private securities) to be closer to the lower end of the range provided by the forecasts disclosed for the Consolidated and Brazil operations by the end of 2017, and it may even present a slightly lower performance than originally expected.

Due to changes in the Credit Card regulation, as set forth by Resolution No. 4,549, and in macroeconomic expectations for the year (upon preparation and disclosure of the 2017 forecast, the Company took into account a macroeconomic scenario with an average Selic rate of 11.0% for 2017; however, its current macroeconomic forecast now indicates an average Selic rate of 9.9% for 2017), the Company informs that Management currently expects the annual change of the financial margin with clients (ex-impairment and discounts granted) to be around the lower end of the range provided in the projections disclosed for the Consolidated and Brazil operations by the end of 2017.

In view of additional uncertainties in the Brazilian economic scenario and the resulting change in our models, as we now expect a further gradual change in expected losses, the Company informs that Management currently expects Cost of Credit to be close to the high end of the range provided by the forecasts disclosed for the Consolidated and Brazil operations by the end of 2017.

Management currently expects the accumulated variation for the year, for Commissions and Fees and Result from Insurance Operations, to be close to the best point in the range provided by the forecasts disclosed for the Consolidated and Brazil operations by the end of 2017, driven by the higher-than-expected performance, especially in revenues from asset management.

Additionally, due to the better than expected performance of Non-Interest Expenses, together with lower inflation than previously expected, the Company informs that Management currently expects the accumulated variation for the year to be close to the best point in the range provided in the forecasts disclosed for the Consolidated and Brazil operations by the end of 2017, considering the possibility of a slightly better performance than originally expected.

The Company also informs that Management currently expects financial margin with the market to be between R$5.5 billion and R$6.5 billion and the effective Income Tax and Social Contribution rate to be between 30% and 32% by the end of 2017. It is noteworthy mentioning that the Company currently considers a cost of capital from 14.0% to 15.0% p.y. in its business management.

In accordance with the Material Fact disclosed on September 26, 2017, the company announced that it intends:

•	to maintain the practice of paying net interest on capital and dividends at 35% of the recurring net income and exclude the maximum limit currently determined at 45%;

•	the total amount to be distributed each year will be set forth by the Board of Directors, considering, among others:

1.	the Company’s capitalization level, according to rules issued by the Central Bank of Brazil;

2.	the minimum Tier 1 Capital* of 13.5% determined by the Board of Directors (currently at 14.6%*);

3.	the profitability in the year;

4.	the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirements;

5.	changes in tax legislation; and

6.	significant changes in risk-weighted assets (RWA).

Therefore, the percentage to be distributed may change every year based on the profitability and capital demands of the Company, always considering the minimum distribution set forth in the Bylaws.

At the Apimec São Paulo meeting held on September 26, 2017, whose material was forwarded to regulatory bodies, we presented the simulation below (table) on variations in payment of dividends and interest on capital as a result of “RWA Increase” and “ROE”, and it should be emphasized that, as mentioned above, other factors may also affect this distribution.

Total payout to keep Tier I Capital* at 13.5% under different return and growth scenarios.

(*) Taking into account the full application of BIS III rules, in addition to the impacts of acquisition of the Citibank retail business in Brazil, and the minority interest of 49.9% in XP Investimentos.

Simulations - Payout

		ROE[3]
Total Payout[1]		15.0%	17.5%	20.0%	22.5%	25.0%
RWA [2]	5.0%	65 – 70%	70 – 75%	75 – 80%	80 – 85%	85 - 90%
Growth	10.0%	40 – 45%	45 – 50%	50 – 55%	55 – 60%	60 – 65%
	15.0%	25%	25 – 35%	35 – 40%	40 – 45%	45 – 50%

(1)	Includes total amounts of dividends and share buyback. Simulations include the June 2017 base, with the acquisitions of Citibank and XP Investimentos.

(2)	Risk-weighted assets.

(3)	Return on equity.

11.2. Should the issuer have disclosed for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

Not applicable.

b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Projections for fiscal year 2016 (*)

	Consolidated		Brazil[1]
	Previous	Revised	Previous	Revised

Total credit Portfolio[2]	From -10.5% to -5.5%	-11.0%	From -11.0 to -6.0%	-9.8%

Financial Margin with Clients	From -2.5% to 0.5%	-2.5%	From -1.0% to 2.0%	-0.2%

Results from Loan Losses[3]	Between R$23.0 bn and R$26.0 bn	R$ 22.4 bn	Between R$21.0 bn and R$24.0 bn	R$ 20.2 bn

Commissions and Feeds and Result from Insurance Operations[4]	From 4.0% to 7.0%	4.9%	From 4.5% to 7.5%	5.9%

Non-Interest Expenses	From 2.0% to 5.0%	4.9%	From 2.5% to 5.5%	4.9%

(*) Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation in 2015 and in the 1Q16.

(1) Includes units abroad ex-Latin America;

(2) Includes endorsements, sureties and private securities;

(3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses;

(4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Reasons for divergence from projections:

Total Loan Portfolio: The below-expected growth in loan portfolio on a consolidated basis was primarily due to the fact that loan origination levels expected for Latin America portfolio were lower than estimated.

Result from Loan Losses: The levels lower than those expected for the Result of Loan Losses are mainly driven by levels of provisions lower than those expected for the portfolio in Brazil, in view of the better scenario unfolded in the second half of 2016 compared to the expectation when the Projection was disclosed.

Projections for fiscal year 2015 (*)

	Projections	Realized
Total Credit Portfolio[1]	Growth of 3.0% to 7.0%.	Growth of 4.6% ex-FX Variation of - 2.9%
Managerial Financial Margin[2]	Growth of 14.5% to 17.5%.	Growth of 20.7
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 15 billion and R$ 18 billion	R$ 18.1 billion
Service Fees and Result from Insurance Operations	Growth of 9.5% to 11.5%.	Growth of 9.9%
Non-Interest Expenses	Growth of 7.0% to 10.0%	Growth of 8.8%

*Expectations do not include the effect of CorpBanca´s transaction1. Includes endorsements, sureties and private securities2. Considers Financial Margin with Clients and Financial Margin with the Market. 3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

Managerial Financial Margin: growth above forecast in the financial margin with the Market due basically to treasury operations. Incorporates the management of mismatches between assets and liabilities (ALM-Asset and Liability Management) and the management of proprietary portfolios.

Expenses for Allowance for Loan Losses Net of Recovery of Loans Written off as Losses: during the course of 2015 provisioning for groups in the large company segment was increased.

Projections for fiscal year 2014 (*)

	Projections	Realized
Total Credit Portfolio	Growth of 10.0% to 13.0%[1]	9.8% ex-FX Variation of 8.0%
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 13 billion and R$ 15 billion	R$ 13 billion
Service Fees and Result from Insurance Operations[2]	Growth of 12% to 14%	13.8%
Non-Interest Expenses	Growth of 10.5% to 12.5% (between 5.5% and 7.5%, if measured ex-Credicard)	10.1% ex-Credicard 7.0%
Efficiency Ratio	Improvement of 0.5 to 1.75 p.p.	Improvement of 1.90 p.p.

*Expectations do not include the effect of CorpBanca´s transaction.1 On October 13, 2014, we reported that growth in the credit portfolio would be below the threshold of the expected interval (10% - 13%) by approximately 8%.2 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

■	Total Credit Portfolio: The country’s economic growth was lower than we had projected.

c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and when applicable, explain why they were abandoned or replaced

Itaú Unibanco reiterates the forecast previously disclosed for 2017 fiscal year.

As of the second quarter of 2017, the line “Discounts Granted” is disclosed as a component of “Cost of Credit”, composed of the Result from for Loan Losses, Impairment and Discounts Granted in our managerial statements. Accordingly, we submit the projections for 2017 considering the reclassification effects of Discounts Granted, from Financial Margin with Clients to the Cost of Credit line.

Consolidated [1]
Forecast 2017	Reclassification	Forecast 2017
Total Credit Portfolio [2]		Total Credit Portfolio [2]
From 0.0% to 4.0%		From 0.0% to 4.0%
Financial Margin with Clients (ex-Impairment)	+ R$1.0 bn	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
From -4.0% to -0.5%		From -4.2% to -0.8%
Result from Loan Losses and Impairment [3]	- R$ 1.0 bn	Cost of Credit [6]
Between R$14.5 bn and R$ 17.0 bn		Between R$ 15.5 bn and R$ 18.0 bn
Commissions and Fees and Result from Insurance Operations [4]		Commissions and Fees and Result from Insurance Operations [4]
From 0.5% to 4.5%		From 0.5% to 4.5%
Non-Interest Expenses		Non-Interest Expenses
From 1.5% to 4.5%		From 1.5% to 4.5%

Brazil [1,7]
Forecast 2017	Reclassification	Forecast 2017
Total Credit Portfolio [2]		Total Credit Portfolio [2]
From -2.0% to 2.0%		From -2.0% to 2.0%
Financial Margin with Clients (ex-Impairment)	+ R$1.0 bn	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
From -5.0% to -1.5%		From -5.2% to -1.8%
Result from Loan Losses and Impairment [3]	- R$ 1.0 bn	Cost of Credit [6]
Between R$ 12.5 bn and R$ 15.0 bn		Between R$ 13.5 bn and R$ 16.0 bn
Commissions and Fees and Result from Insurance Operations [4]		Commissions and Fees and Result from Insurance Operations [4]
From 0.0% to 4.0%		From 0.0% to 4.0%
Non-Interest Expenses		Non-Interest Expenses
From 3.0% to 6.0%		From 3.0% to 6.0%

1) Considers USD-BRL rate at R$ 3.50 in Dec-17;

2) Includes endorsements, sureties and private securities;

3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment;

4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

5) Financial Margin with Clients evolution also considers the Discounts Granted reclassification in 2016;

6) Includes Result from Loan Losses, Impairment and Discounts Granted;

7) Includes units abroad ex-Latin America.

The Company also informs that Management currently expects financial margin with the market to be between R$5.5 billion and R$6.5 billion and the effective Income Tax and Social Contribution rate to be between 30% and 32% by the end of 2017. It is noteworthy mentioning that the Company currently considers a cost of capital from 14.0% to 15.0% p.y. in its business management.

ITEM 12 - STOCKHOLDERS’ MEETINGS AND MANAGEMENT

12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) the functions of each body and committee, informing if they have their own internal regulation

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors to:

•	establish the business general guidelines;

•	elect for and remove from office the Issuer’s officers and establish their duties;

•	appoint officers to the Executive Boards of the subsidiaries it specifies;

•	supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions;

•	call Annual General Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call;

•	opine on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the Annual General Stockholders’ Meeting;

•	resolve upon estimates of results and budgets for investments and respective action plans;

•	appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws;

•	resolve upon the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semiannual balance sheet;

•	resolve upon the payment of interest on capital;

•	resolve upon the purchase of its own shares on a non-permanent basis;

•	resolve upon the purchase and entry of put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, subject to CVM Instruction No. 567 of September 17, 2015, as amended;

•	resolve upon the establishment of committees to address specific matters within the scope of the Board of Directors;

•	elect and remove the members of the Audit Committee and Compensation Committee;

•	approve the operational rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports;

•	approve direct or indirect investments and divestments in ownership interests at amounts higher than 15% of the book value of Itaú Unibanco Holding recorded in the most recent audited balance sheet; and

•	resolve upon capital increases and issue of credit instruments and other instruments convertible into shares, within the limit of our authorized capital.

The Board of Directors is composed of a minimum of ten and a maximum of fourteen members. In the first meeting after the Annual General Stockholders’ Meeting that elects the Board, the latter will choose, among its peers, its Chairman or two Co-Chairmen, and it may also have up to three Vice-Chairmen. No individual who is 70 (seventy) years of age on the date of his/her election may be elected to the position of Board member.

The structure, composition and powers of the Board of Directors are included in the bylaws and its operating rules are established in its own internal regulation, disclosed on the investor relations website.

a.2 Executive Board

The operational and executive duties are the responsibility of the Executive Board, which will follow the guidelines established by the Board of Directors.

The Executive Board is the body responsible for the management and representation of the Issuer, and it may have from five to thirty members, including the positions of Chief Executive Officer, Executive Vice-Presidents, Executive Officers and Officers, in compliance with the guidelines established by the Board of Directors for filling these positions.

The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their substitutes take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions.

Two officers, one of whom will necessarily be the Chief Executive Officer, Director General, Executive Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for Itaú Unibanco Holding, including offering guarantees for third parties’ obligations, and (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items; (iii) resolve upon the establishment, closing and move of facilities; and (iv) appoint attorneys.

Exceptionally, Itaú Unibanco Holding could be represented by a single attorney-in-fact: (i) before any government body, direct or indirect, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. The Board of Directors may also provide for or establish exceptions in addition to those previously provided for.

a.3 Committees related to the Board of Directors

Each one of the Committees related to the Board of Directors has its own internal regulation contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the investor relations website.

a.3.1 Strategy Committee

The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities.

a.3.2 Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for promoting and overseeing the discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on situations of possible conflict of interest between the members of the Board of Directors and the companies of the Conglomerate; providing methodological and procedural support to the evaluation of the Board of Directors, members, Committees and Chief Executive Officer, and discussions on the succession of the members of the Board of Directors and of the Chief Executive Officer, as well as making recommendations on this matter.

a.3.3 Personnel Committee

The Personnel Committee is responsible for determining the main guidelines regarding people. Its duties include, but are not limited to, determining the guidelines for the attraction and retention of talented professionals, recruitment and training, and for our long-term incentive programs.

a.3.4 Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending improvements to the Board of Directors.

.

a.3.5 Capital and Risk Management Committee

The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform its duties related to our capital and risk management, submitting reports and recommendations about these matters to the approval of the board: Its duties include, but are not limited to: determining our risk appetite, the minimum return expected on our capital and overseeing risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and to the complexity of the operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting and improving our risk culture.

a.3.6 Audit Committee

The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by our independent auditors and of the work performed by our internal auditors, and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the Annual General Stockholders’ Meeting, it is the single one for institutions authorized to operate by the Central Bank and for companies overseen by SUSEP that are part of the Conglomerate.

The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All the members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation.

a.3.7 Related Parties Committee

The Related Parties Committee is responsible for analyzing the transactions with related parties, in the situations specified in our Related Party Transactions Policy, aiming at ensuring that these transactions are carried out transparently and on arm’s length terms. The Related Parties Committee is fully composed of independent members.

a.4. Fiscal Council

The Fiscal Council is an independent body, annually elected by the Annual General Stockholders’ Meeting, and its duties are to oversee the activities of our management, examine our financial statements as of the fiscal year and issue an opinion on these financial statements, among other duties provided for by Brazilian legislation. It comprises from three to five members and at least the same number of alternates. The Fiscal Council must work independently from management, our external auditors and the Audit Committee.

Although its permanent existence is not legally compulsory, we have a Fiscal Council established and operating on a continuous basis since 2000.

The Fiscal Council has its own internal regulation, including tis structure, composition, duties and operation rules, which are disclosed on the investor relations website.

a.5. Internal Audit

The Internal Audit area’s purpose is to evaluate the activities carried out by the Conglomerate, through audit techniques, thus enabling the Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations. This area is in place since the incorporation of the bank, then known as the Inspection area, which was later segregated into Internal Audit and Inspection areas.

The Internal Audit area adopts a proprietary methodology, approved by the Audit Committee, to carry out its activities. This methodology is internally disclosed to auditors and its adoption is mandatory to all Internal Audit units of the Conglomerate. Furthermore, it is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA).

b) the date of the establishment of the fiscal council, if not permanent, and of the creation of committees

•	Fiscal Council: 04/19/2017 (the Fiscal Council has been established annually, without interruption, since 04/24/2000);

•	Audit Committee: 04/28/2004;

•	Strategy Committee: 06/24/2009;

•	Capital and Risk Management Committee 06/24/2009;

•	Nomination and Corporate Governance Committee: 06/24/2009;

•	Personnel Committee: 06/24/2009;

•	Compensation Committee: 02/17/2011; and

•	Related Parties Committee 03/28/2013.

c) mechanisms for assessing the performance of each body or committee and its members, identifying the method used

Annual evaluation of the Board of Directors and Committees

The performance of the Board of Directors, its members and its Chairman (or Co-chairmen), as well as of the Committees related thereto, is assessed on an annual basis for the purpose of ensuring that the performance of our management members, in compliance with the best practices of corporate governance.

The reelection of the members of the Board of Directors and Committees considers their good performance in the period and attendance to meetings during the previous term of office, as well as their experience and level of independence.

Evaluation process

The evaluation process consists in the following phases: self-evaluation of the members of the Board of Directors, cross evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman (or Co-Chairmen) of the Board by its members and evaluation of the Committees by its members.

The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairman (or Co-Chairmen) and each one of the Committees, in order to reach a high level of specialization during the evaluation.

The evaluation process is carried out by an independent person, responsible for distributing specific questionnaires for the Board of Directors and each one of the Committees, as well as for interviewing each member of the Board of Directors individually. The person is also responsible for analyzing the answers and compared them to the result of the previous years, to identify and address possible gaps related to the Board of Directors and the Committees that may be revealed in the process.

Methodological support and independent evaluation

The Nomination and Corporate Governance Committee offers methodological and procedural support to the evaluation process, as mentioned in item 2.3.2. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors.

In addition to the support provided by the Nomination and Corporate Governance Committee, an independent person is responsible for conducting the assessment process, as mentioned in the “Evaluation process item”.

Evaluation of the Executive Board

Our officers undergo a thorough and comprehensive evaluation, in which the following performance indicators are considered: financial, processes, client satisfaction, people management, and cross goals with other areas.

d) with respect to the members of the executive board, their individual duties and powers

The Chief Executive Officer is responsible for calling and chairing the meetings of the Executive Board, overseeing its activities, structuring the services of the company and setting internal and operational rules.

General Managers, Executive Vice Presidents, Executive Officers and Officers are responsible for activities assigned to them by the Board of Directors.

The composition of our Executive Board, as well as the individual duties of each officer, is as follows.

Chief Executive Officer

Candido Botelho Bracher is our Chief Executive Officer and he is responsible for overseeing the activities of the Executive Board.

General Managers

Eduardo Mazzilli de Vassimon is responsible for structuring the services and establishing internal and operational rules related to the departments of wholesale and relationship with medium-sized and large companies, including banking services, investment banking, asset and wealth management services, and institutional treasury. Before the Central Bank of Brazil, he is responsible for the rural credit area (CMN Resolution No. 3,556/08), matters related to the Brazilian Payment System (Sistema de Pagamentos Brasileiro – “SPB”) (BACEN Circular No. 3,281/05), investment portfolio (CMN Resolution No. 2,212/95), repurchase agreements (CMN Resolution No. 3,339/06), loan and securities exchange operations (CMN Resolution No. 3,197/04), swap operations (CMN Resolution No. 3,505/07), and registration of credit assignment operations (CMN Resolution No. 3,998/11). Additionally, he is responsible for operations with securities in regulated markets (Instruction No. 505/11 of the Brazilian Securities Commission - CVM).

Márcio de Andrade Schettini is responsible for structuring services and establishing internal and operational rules related to the Commercial Bank, to relationship and offer of products and services to the client base, including individuals and companies, comprised in all retail segmentation levels, and to the insurance and capitalization departments. Before the Central Bank of Brazil, he is responsible for the client registration file of the National Financial System - SFN (BACEN Circular No. 3,347/07), for the commercial portfolio, lease portfolio, mortgage portfolio, and loan, financing and investment portfolios (CMN Resolution No. 2,212/95), deposit accounts (CMN Resolutions No. 2,025/93 and 2,078/04), operations related to the foreign exchange market (CMN Resolution No. 3,568/08), and registration of guarantees on vehicles, real estate properties (CMN Resolution No. 4,088/12) and matters related to SELIC – BACEN Circular No. 3,808/16.

Vice-Presidents

André Sapoznik is responsible for coordinating and organizing the technical and operational infrastructure that is necessary for the Company’s business.

Caio Ibrahim David is responsible for the control and risk management department, the finance segment and controller’s department. Before the Central Bank of Brazil he is responsable by Risk Management (Chief Risk Officer) – CMN Resolution 4,557/17.

Claudia Politanski is responsible for the legal, ombudsman’s, personnel, corporate communication, and institutional and government relations departments.

Executive Officers

Alexsandro Broedel Lopes is our Investor Relations Officer (CVM Resolution No. 480/2009) and he is mainly responsible for the communications with the market and the increase of the transparency of the financial and strategic information. He also works in the finance department. Before the Central Bank of Brazil, he is responsible for supplying information related to loan transactions to the Credit Information System (BACEN Circular No. 3,567/11), updating data in the UNICAD (BACEN Circular No. 3,165/02) and for the accounting department (CMN Resolution No. 3,198/04).

Fernando Barçante Tostes Malta is responsible for the Internal Controls, Operational Risks and Compliance Executive Board.

Leila Cristiane Barboza Braga de Melo is responsible for the Legal Department, which comprises Litigation, Retail Legal Matters, Wholesale Legal Matters, and Institutional and International Legal Matters, as well as the Ombudsman’s Office; she is also the responsible officer before the Central Bank for the RDR System - System of Registration of Complaints and Requests (BACEN Circular No. 3.729/14).

Paulo Sérgio Miron is responsible for the internal audit division.

Officers

Adriano Cabral Volpini is responsible for preventing and combating money laundering (Law No. 9,613/98 and regulations).

Álvaro Felipe Rizzi Rodrigues, José Virgilio Vita Neto, and Sergio Mychkis Goldstein are responsible for activities in the legal department.

Andre Balestrin Cestare is the representative of the Finance Department.

Atilio Luiz Magila Albiero Júnior is the representative of Operations and Payments

Eduardo Hiroyuki Miyaki is responsible for the control of the operational risk (CMN Resolution No. 3,380/06) and internal control and procedures related to trading of securities in regulated markets (CVM Instruction No. 505/11).

Emerson Macedo Bortoloto (Retail, WMS), Renato Barbosa do Nascimento (Wholesale and Foreign Units), and Tom Gouvêa Gerth (Technology and Operations) are responsible for the internal audit activities (Retail, WMS, Wholesale, Foreign Units, Technology and Operations).

Gilberto Frussa is responsible for the activities of the Corporate Compliance Executive Board, acting as CCO (Chief Compliance Officer). Before the Central Bank, he is responsible for providing information (BACEN Circular No. 3,504/10), environmental and social responsibility (CMN Resolution No. 4,327/14), adjustment of products, services and operations to the client’s profile (CVM Instruction No. 539/13), and institutional policy of relationships with clients and users of financial products and services (CMN Resolution No. 4,539/16).

Marcelo Kopel is responsible for Credit Card and Vehicle departments.

Matias Granata is responsible for credit risk management (CMN Resolution No. 3,721/09).

Rodrigo Luís Rosa Couto is responsible, before the Central Bank of Brazil, for determining the RWA, Referential Equity and Core Capital amounts (CMN Resolution No. 4,193/13), managing capital risk (CMN Resolution No. 3,988/11 and 4,557/17), recovery planning (CMN Resolution No. 4,502/16) and calculating regulatory limits and minimum standards (BACEN Circular No. 3,398/08).

Tatiana Grecco is responsible for liquidity risk management (CMN Resolution No. 4,090/12) and market risk (CMN Resolution No. 3,464/07).

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Claudia Politanski	08/31/1970	A Board of Officers’ member only	04/27/2017	Annual	9
132.874.158-32	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Vice-President
Andre Balestrin Cestare	06/08/1978	A Board of Directors’ member only	09/28/2017	Annual	0
213.634.648-25	Engineer	19 - Other officers		Yes	0.00%
Not applicable.
Renato Barbosa do Nascimento	10/28/1971	A Board of Directors’ member only	09/28/2017	Annual	0
161.373.518-90	Accountant	19 - Other officers		Yes	0.00%
Not applicable.
Tom Gouvêa Gerth	08/29/1975	A Board of Directors’ member only	09/28/2017	Annual	0
256.166.718-94 Not applicable.	Administrator and Accountant	19 - Other officers		Yes	0.00%
Alexsandro Broedel Lopes	10/05/1974	A Board of Officers’ member only	04/27/2017	Annual	4
031.212.717-09	Accountant	19 - Other officers	06/01/2017	No	0.00%
Chairman of the Disclosure and Trading Committee Investor Relations Officer		Executive Officer
Tatiana Grecco	08/31/1973	A Board of Officers’ member only	04/27/2017	Annual	0
167.629.258-63	Technologist in	19 - Other officers	06/01/2017	No	0.00%
Not applicable.	construction	Officer
Rodrigo Luís Rosa Couto	08/08/1975	A Board of Officers’ member only	04/27/2017	Annual	6
882.947.650-15	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Matias Granata	06/17/1974	A Board of Officers’ member only	04/27/2017	Annual	3
228.724.568-56	Economist	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Adriano Cabral Volpini	12/06/1972	A Board of Officers’ member only	04/27/2017	Annual	3
162.572.558-21	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Álvaro Felipe Rizzi Rodrigues	03/28/1977	A Board of Officers’ member only	04/27/2017	Annual	3
166.644.028-07	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading Committee		Officer
José Virgilio Vita Neto	09/13/1978	A Board of Officers’ member only	04/27/2017	Annual	3
223.403.628-30	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Paulo Sergio Miron	07/26/1966	A Board of Officers’ member only	04/27/2017	Annual	2
076.444.278-30	Accountant and	19 - Other officers	06/01/2017	No	0.00%
Not applicable.	Economist	Executive Officer
Leila Cristiane Barboza Braga de Melo	10/04/1971	A Board of Officers’ member only	04/27/2017	Annual	3
153.451.838-05	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Márcio de Andrade Schettini	05/22/1964	A Board of Officers’ member only	04/27/2017	Annual	2
662.031.207-15	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		General Director
Marco Ambrogio Crespi Bonomi	05/06/1956	A Board of Officers’ member only	04/19/2017	Annual	0
700.536.698-00	Economist	29 - Other officers	06/01/2017	Yes	0.00%
Member of the Appointments and Corporate Governance Committee		Director-General
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)
Emerson Macedo Bortoloto	07/25/1977	A Board of Officers’ member only	04/27/2017	Annual	6
186.130.758-60	Information Technologist	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Eduardo Hiroyuki Miyaki	06/11/1972	A Board of Officers’ member only	04/27/2017	Annual	6
159.822.728-92	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Fernando Barçante Tostes Malta	04/14/1968	A Board of Officers’ member only	04/27/2017	Annual	1
992.648.037-34	Systems Analyst	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Executive Officer
André Sapoznik	02/24/1972	A Board of Officers’ member only	04/27/2017	Annual	1
165.085.128-62	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Director Vice-President
Caio Ibrahim David	01/20/1968	A Board of Officers’ member only	04/27/2017	Annual	1
101.398.578-85	Engineer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading Committee		Director Vice-President

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Atilio Luiz Magila Albiero Junior	12/24/1977	A Board of Officers’ member only	04/27/2017	Annual	1
213.021.358-80	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Gilberto Frussa	10/20/1966	A Board of Officers’ member only	04/27/2017	Annual	1
127.235.568-32	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Sergio Mychkis Goldstein	11/12/1977	A Board of Officers’ member only	04/27/2017	Annual	1
282.310.718-57	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Eduardo Mazzilli de Vassimon	10/07/1958	A Board of Officers’ member only	04/27/2017	Annual	5
033.540.748-09	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		General Director

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Fábio Colletti Barbosa	10/03/1954	A Board of Directors’ member only	04/19/2017	Annual	2
771.733.258-20	Administrator	06/01/2017		Yes	100%
Member of the Personnel Committee		29 - Other Board members
Member of the Appointments and Corporate		Member of the Board of Directors (independent director)
Governance Committee Member of the Strategy Committee
Chairman of the Related
Parties Committee
Gustavo Jorge Laboissière Loyola	12/19/1952	A Board of Directors’ member only	04/19/2017	Annual	9
101.942.071-53	Economist	29 - Other Board members	06/01/2017	Yes	100.00%
Chairman of the Audit Committee		Member of the Board of Directors (independent director)
Member of Compensation Committee
Member of the Related Parties Committee

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
José Galló	09/11/1951	A Board of Directors’ member only	04/19/2017	Annual	1
032.767.670-15 Member of Personnel Committee	Administrator	29 - Other Board members Member of the Board of Directors (independent director)	06/01/2017	Yes	90.91%
Pedro Luiz Bodin de Moraes	07/13/1956	A Board of Directors’ member only	04/19/2017	Annual	9
548.346.867-87	Economist	29 - Other Board members	06/01/2017	Yes	72.73%
Chairman of the Capital and Risk Management Committee
Member Member of the Compensation Committee
Member of the Board of Directors (independent director)
Member of the Related Parties Committee

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Pedro Moreira Salles	10/20/1959	A Board of Directors’ member only	04/19/2017	Annual	9
551.222.567-72	Banker	29 - Other Board members 06/01/2017	06/01/2017	Yes	100.00%
Member of the Strategy Committee		Chairman of the Board of Directors (non-executive director)
Chairman of the Appointments and Corporate Governance Committee
Chairman of the Personnel Committee
Member of the Compensation Committee
Ricardo Villela Marino	01/28/1974	A Board of Directors’ member only	04/19/2017	Annual	9
252.398.288-90	Engineer	29 - Other Board members	06/01/2017	Yes	100%
Member of the Strategy Committee		Member of the Board of Directors (executive director)

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Alfredo Egydio Setubal	09/01/1958	A Board of Directors’ member only	04/19/2017	Annual	9
014.414.218-07	Administrator	29 - Other Board members	06/01/2017	Yes	100%
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)
Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Candido Botelho Bracher	12/05/1958	A Board of Directors’ member only	04/27/2017	Annual	9
039.690.188-38	Administrator	19 - Other Board Officers	06/01/2017	No	0.00%
Not applicable.		Director-General
Roberto Egydio Setubal	10/13/1954	A Board of Directors’ member only	04/19/2017	Annual	9
007.738.228-52	Engineer	29 - Other Board members	06/01/2017	Yes	100%
Member of the Capital and Risk Management Committee		Cochairman of the Board of Directors (non executive director)
Member of the Strategy Committee
Chairman of the Compensation Committee

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Amos Genish	10/26/1960	A Board of Directors’ member only	04/19/2017	Annual	0
009.194.169-50	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Compensation Committee		Member of the Board of Directors (executive director)
Geraldo José Carbone	08/02/1956	A Board of Directors’ member only	04/19/2017	Annual	0
952.589.818-00	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Capital and		Member of the Board of Directors
Risk Management Committee.		(non-executive director)
Member of the Appointments and Corporate Governance Committee.
João Moreira Salles	04/11/1981	A Board of Directors’ member only	04/19/2017	Annual	0
295.520.008-58	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Strategy Committee.		Member of the Board of Directors (executive director)
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council 40 – Fiscal Council (Effective)	04/19/2017	Annual	1
031.077.288-53	Economist	Nominated by the Controlling Stockholder	06/14/2017	Yes	100.00%
Not applicable.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/19/2017	Annual	0
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the Controlling Stockholder	06/01/2017	Yes	0.00%
Not applicable.
Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/19/2017	Annual	1
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by the Preferred Stockholders	06/01/2017	No	0.00%
Not applicable.
Carlos Roberto de Albuquerque Sá	01/31/1950	Fiscal Council	04/19/2017	Annual	2
212.107.217-91	Economist	44 - Fiscal Council (Effective) Nominated by the Preferred Stockholders	06/01/2017	No	100.00%
Not applicable.
João Costa	08/10/1950	Fiscal Council	04/19/2017	Annual	8
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the Controlling Stockholder	06/01/2017	Yes	0.00%
Not applicable.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/19/2017	Annual	6
372.202.688-15	Lawyer	43 - Chairman of Fiscal Council (Effective) Nominated by the Controlling Stockholder	06/14/2017	Yes	100.00%
Not applicable.

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Vice-President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee since April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from February 2010 to July 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; Invetor Relations Officer since October 2017; member of the Disclosure and Trading Committee since October 2013, being Chairman since October 2017, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activities of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012; Investor Relations Officer since October 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012; Investor Relations Officer since October 2017.

Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and PhD programs. Main activity: Educational institution.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012.

Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member since 2014

FEA-USP: full professor.

EAESP-FGV: professor from 2001 to 2002.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Manchester Business School: professor in 2005.

London School of Economics: visiting professor.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risk from February 2008 to December 2011. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Officer since June 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014.

Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Financial Stability Institute of the BIS: did an internship when he took part in the development, and was a member of the teaching staff of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master’s degree in Business Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Reinaldo Guerreiro – 503.946.658-72

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since June 2017.

Main activity of the company: Holding company.

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; member of the Strategy Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

IBGC - Instituto Brasileiro de Governança Corporativa: Member of the Board of Directors since 2009.

Main activity of the company: Associations for the defense of social rights.

FUSP - Fundação de Apoio a Universidade de São Paulo (Foundation for the Support to Universidade de São Paulo): Member of the Fiscal Council (from 2004 to 2016). Main activity of the company: Higher education – graduate and extensions courses.

Cia. de Saneamento Básico do Estado de São Paulo - SABESP: Member of the Board of Directors since 2007; independent member of the Audit Committee (from 2007 to 2017).

Main activity of the company: Water collection, treatment and distribution.

Fipecafi - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute for Accounting, Actuarial and Financial Research Foundation): Permanent member of the Board of Trustees and Research Officer.

Main activity of the company: Higher education – undergraduate and graduate courses.

(FEA-USP) School of Economics, Business Administration and Accounting from Universidade de São Paulo: Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014).

Main activity of the company: Higher education – undergraduate and graduate courses.

Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting from Universidade de São Paulo (FEAUSP) (1977); Master’s degree in Accounting from FEA-USP (1985); PhD in Comptrollership from FEA-USP (1990); Post-Doctoral degree in Comptrollership and Accounting from FEA-USP (1995).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles – 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017. Member of the Strategy Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Iupar - Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, co-responsible for the management of BW Gestão de Investimentos (BWGI) and member of the Investment (CO-CIO), Risk and Operations committees; member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; member of the Investment Committee since 2013; member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 and 2017.

Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brasil: Chief Economist (from 2003 to 2005).

Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree from Columbia University, GSAS, NY, USA (2007); Master's degree in Finance from Columbia University, GSB, NY, USA (2009); and PhD in Economics from Universidade de São Paulo, FEA, SP, Brazil (2012). Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo José Carbone – 952.589.818-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Board of Directors from August 2006 to April 2008; Member of the Capital and Risk Management Committee and Appointments and Corporate Governance Committee since May, 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011.

Main activity of the company: Life insurance

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011.

Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987.

Academic background: Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Amos Genish – 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Amos has a long experience in the High Technology and Telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

He held management positions in the Sindicato Nacional das Empresas de Telefonia e de Serviço Social Móvel Celular e Pessoal - SINDITELEBRASIL (National Association of Telephone and Mobile Services Companies), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

Amos was a member of the founding team of GVT in 1999, leading the company at the time of the successful IPO control acquisition process by Vivendi in 2009.

Academic background: Bachelor's degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Tatiana Grecco – 167.629.258-63

Itaú Unibanco Holding S.A.: Officer since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the Private, Corporate and Institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendence of Technical Reserves and Senior Portfolios Manager from October 2001 to December 2008, in the Itaú Asset Management area – Superintendence of Technical Reserves, responsible for the technical reserve management desk of insurance, capitalization companies and public and private pension plan entities of the Itaú Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Constuction Technology from UNESP - Universidade Estadual Paulista Julio de Mesquita Filho in 1995; Post-graduation degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School – SP in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas - SP in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Matias Granata - 228.724.568-56

Itaú Unibanco Holding S.A.: Officer since July 2014.

Main activity of the company: Holding company.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Itaú Unibanco S.A.: Officer since July 2014; Superintendent of Market Risk from October 2010 to April 2014; Superintendent of Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Master of Arts – International Economic Policy. University of Warwick, UK. British Chevening Scholarship (2000-2001); Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina. (1998-2000), and Graduation Course in Economics at the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since April 2012; he previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2016.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014; and Officer since January 2014. Main activity of the company: Lease operations.

Academic background: Bachelor’s degree in Communication from Fundação Armando Álvares Penteado – FAAP in 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Domestic Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Legal Matters – Contracts, Equity, Marketing, and Third Sector, and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and assessment of the main legal matters regarding these units).

Main activities of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: He acted in the areas of Corporate Law and Contracts Law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from Law School of the Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica of São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding company

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio

União de Bancos Brasileiros S.A. He joined the bank in February 2000, working as a lawyer until June 2003, being responsible for the wholesale bank’s legal consulting area, particularly structured operations and real estate loans. From June 2003 to June 2008, he acted as Legal Manager, being responsible for the wholesale bank’s legal area, particularly structured operations, real estate loans, foreign exchange, derivatives and Project financing to 2005; retail legal consulting and administrative and investigative proceedings, including a consumer protection body. From June 2008 to October 2009, he acted as Legal Superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, he acted as Legal Superintendent in the period from December 2009 to March 2011, being responsible for Retail Legal Consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service bank with commercial portfolio

Academic background: Bachelor’s degree in Law from the Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006, and PhD in Civil Law – Contracts from Universidade de São Paulo in 2007.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015.

Main activity of the company: Holding company.

Held positions in governance bodies: a member of the Audit Committee of Porto Seguro; a member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal; and an Executive Officer of Instituto Unibanco.

PricewaterhouseCoopers – São Paulo/SP: Partner from 1996 to 2015, and he was the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013).

PricewaterhouseCoopers – Brasília/DF: Partner from 2001 to 2008, and in the period from 2004 to 2008, he was also the leading partner of the government services area of PwC Brasil, and from 1997 to 2008, he was the leading partner of the banking area of PwC Brasil.

He was the coordinator of the financial institution training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degrees in Accounting from Universidade São Judas Tadeu – São Paulo and in Economics from Universidade Mackenzie – São Paulo.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015. Has 20 years` worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and is also in charge of the Ombudsman’s Office since 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. She joined Unibanco in 1997, acting at Unibanco’s Legal Advisory department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

International Women’s Forum (IWF): Member.

W.I.L.L. – Women in Leadership in Latin America (an organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member.

Other experiences:

Project Finance and Securities areas of Debevoise & Plimpton in New York.

Women Up – Building a Global Leadership Community promoted by McKinsey & Company, Inc.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from the New York University (NYU).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: Director-General since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from November 2008 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Vice-President from April 2004 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica of Rio de Janeiro, where he specialized in mathematical models. Master’s degree from University of London. He also attended the (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 and Director-General from July 2015 to April 2017. Member of the Personnel Committee and the Appointments and Corporate Governance Committee since May 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S.A.: Officer since November 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: he joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he is responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuárias e Financeiras (FIPECAFI).

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Hiroyuki Miyaki - 159.822.728-92

Itaú Unibanco Holding S.A.: Officer since August 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since April 2017; Officer from May 2010 to August 2011.

Acted as a Manager of the Money Laundering and Frauds Prevention program of Itaú Unibanco from 1996 to 2003. He was the manager responsible for the Internal Audit Department of the Asset Management and Treasury areas from 2003 to 2004 and worked in the coverage of risks of Capital Markets, Insurance, Pension Plans and Securities areas as an Internal Audit Superintendent from 2005 to 2010. He was responsible for the internal audit activities of the wholesale banking, wealth management and international units from May 2010 to February 2017, when he started to coordinate the Operational Risk Control and Internal Controls departments of Itaú Unibanco Holding Financeira up to this date.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2017.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a MBA in Finance and International Business from Leonard Stern School of Business – New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer from June 2014, to October 2017; Investor Relations Officer from February 2015 to October 2017. Member of the Disclosure and Trading Committee since January 2014, being its Chairman from February 2015 to October 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014; Investor Relations Officer from April 2014 to October 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015; Investor Relations Officer from June 2014 to October 2017.

Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer (CFO) from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer (CFO) from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Finance Officer (CFO) from 1992 to 1998 in Brazil, and in Latin America from 1998 to 2002.

Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acted as Finance Officer (CFO) concurrently with the position of Operations Officer (COO) from 2002 to 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Boards of Office of Internal Controls and Compliance from March 2016 up to this date; and of the Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services of Itaú Unibanco from February 2015 to February 2016. Was also an Officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; a Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from May 2011 to February 2013; Customer Service Officer of the Consumer Credit department (Cards and Financing Companies) from February 2009 to April 2011; and a Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009). He started this journey in 1988, working in many different positions.

Main activity of the company: Multiple-service banking, with commercial portfolio.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Unibanco – União de Bancos Brasileiros S.A.: from 1995 to 2008. Management in the areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/ initiatives. Main activity of the company: Multiple-service banking, with commercial portfolio.

Also acted as Alternate Board Member in Tecnologia Bancária S.A., and as a Deputy Board Member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento; and as an Alternate Board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro, MBA from Fundação Dom Cabral in 1988, and extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; a College Professor in Information Technology from PUC Rio de Janeiro.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Managing Vice-President since December 2016 Main activity of the company: Holding company.

Itaú Unibanco S.A: Vice President since December 2016; Executive Officer from December 2011 to December 2016; Officer from April 2009 to December 2011. He joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Atilio Luiz Magila Albiero Junior - 213.021.358-80

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since June 2015.

Financial Planning Superintendent from March 2011 to May 2014, mainly involved in budgeting, closing of monthly results, generation of P&L in several levels, Retail Planning Superintendent from May 2008 to February 2011, mainly involved in budgeting, capacity models, AGIR of the operational and projects area, Company Products Superintendent from January 2007 to April 2008, responsible for the Companies and Cash Management electronic channels; Company Products manager from May 2002 to

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

December 2006; Company Products Analyst from January 2000 to April 2002; Intern from September 1999 to December 1999. Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Officer since April 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Academic background: Bachelor’s degree from Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA) from 1995 to 1999; Lato sensu post-graduation degree in Business Administration from Fundação Getúlio Vargas – EAESP from 2000 to 2002; MBA majoring in Finance from Massachusetts Institute of Technology (MIT) from 2004 to 2006.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017.

Main activity of the company: Lease operations.

Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016.Lawyer from April 1995 to June 2006.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco S.A.: Officer since April 2014; Currently Corporate Compliance Officer since March 2017. Mr. Frussa acted as the Legal Officer of Retail Products and Business from April 2016 to March 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the banking law area from October 1993 to April 1995.

Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993.

Main activity of the company: Multiple-service banking, with investment portfolio.

Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property areas from September 1986 to May 1989.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Other experiences:

Brazilian Financial and Capital Markets Association (ANBIMA): Chairman of the Legal Matters Committee from 2012 to 2015.

Appeals Council for the National Financial System (CRSFN): Effective member from 2000 to 2003 as a representative of the ANBID (National Association of Investment Banks), and as a representative from ANBIMA from 2011 to 2013.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015;

Responsible for the Whosale Legal Department and Tax Advisory, acting in the ollowing legal business lines/areas:

(i)	Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations;
(ii)	Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private, and investors segments;

(iii)	Wealth Management Services: coordinating the performance of the service to asset management operations of the Itaú Group, of the Private Banking, and custody, management and own and third parties’ fund management activities;

(iv)	Mandatory funds and onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded;

(v)	Debt restructuring: coordinating the performance of the service to debt restructuring demands in corporate and middle-market segments, basically acting in restructuring of contracts – out of court;

(vi)	Cross border loans/F/X: coordinating the performance of services to demands for granting foreign and cross border loans;

(vii)	High volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.

(viii)	Tax advisory and litigation

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC) of São Paulo (SP) in 2000 and Master’s degree in Banking and Finance from the Boston University School of Law, Boston (MA) in 2004.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Vice-President from April 2015 to December 2016; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since December 2016, Managing Vice-President from March 2013 to December 2016. Exchange General Manager from 1980 to 1990.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: CEO since December 2016; Member of the Board of Directors from November 2004 to April 2015, and Vice-Chairman from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors from May 2013 to December 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013 to April 2017.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from April 2015 to June 2017.

Main activity of the company: Lease operations

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degrees in Economics from School of Economics of USP in 1980; in Business Administration from Fundação Getúlio Vargas in 1980; Post-graduation degree from EAESP/FGV in 1982. École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel Committee, Appointments and Corporate Governance Committee, and Strategy Committee since April 2015. Chairman of the Related Parties Committee since May 2017.

Main activity of the company: Holding company.

Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Wholesale business of cosmetics and beauty products.

Cia.Hering: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); President of the Audit Committee since June 2017; President of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008; member of the Related Parties Committee since April 2013; and member of the Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016.

Main activity of the company: Holding company.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017.

Main activity of the company: Credit, financing and financial investment services

Instituto Lojas Renner: member of the Board of Directors since June 2008.

Main activity of the company: Association activities.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009, being President since July 2012; member of the Compensation Committee since February 2011, and member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Cambuhy Investimentos Ltda.: Partner since 2011.

Main activity of the company: Portfolio management and fund management services.

Ventor Investimentos Ltda.: Partner since 2009.

Main activity of the company: Portfolio management and fund management by contract or commission services.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since April 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and of the Personnel Committee since August 2009 and of the Compensation Committee from February 2011 to May 2017; Member of the Strategy Committee since 2009, acting as President from August 2009 to 2016; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice-Chairman of the Board of Directors from July 1990 to December 2008; Chairman from September 2004 to November 2008; Vice-Chairman from November 2008 to Octuber 2009.

Main activity of the company: Multiple-service bank with commercial portfolio.

Unibanco Holdings S.A.: Vice-chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017.

Main activity of the company: Communication and Technology.

FEBRABAN: Chairman of the Board of Directors since March 2017.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Academic background: Bachelor’s degrees, magna cum laude in Economics and History from the University of California, Los Angeles, and he attended the International Relations program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee from April 2015 to May 2017; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: .: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; Director-General of the Wholesale Banking from July 2015 to May 2017; Vice-President from August 2005 to June 2015; member of the Board of Directors from February 2009 to April 2017 (executive director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee from June 2008 to April 2017, and member of the Strategy Committee from April 2015 to Abril 2017.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer from August 2005 to February 2015; Vice-President from February 2003 to August 2005.

Main activity of the company: Multiple-service banking, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013.

Main activity of the company: Retail business.

Banco Itaú BBA Creditanstalt S.A.: Officer and partner (1988 to 2003)

Main activity of the company: Multiple service banking, with investment portfolio.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice-Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Royal Dutch Shell (Holanda): Member of the Board of Directors and of the Audit Committee Conselho de Administração e do Comitê de Auditoria desde outubro de 2017.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) from October 2008 to March 2017;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Member of Economic and Social Development Council of the Presidency of the Republic (CDES), since November 2016.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016, Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015.

Main activity of the company: Holding company.

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Cetip S.A. Mercados Organizados: (the organized over-the-counter market in assets and derivatives):Independent member of the Board of Directors from May 2012 to March 2017, and coordinating member of the Audit Committee from November 2013 to March 2017. Main activity of the company: Management of organized over-the-counter markets.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory body.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988.

Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993.

Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963. Master of Arts from University of California, Berkeley, in 1966, PhD in Applied Economics from Stanford University, California in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2016.

Main activity of the company: Holding company.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background: Bachelor's degree in Business Administration from UERJ in 1980; Bachelor's degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000, and postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Alternate member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Marfrig S.A.: Effective member of the Fiscal Council from 2016 to 2017; alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Corporate management advisory services, except specific technical advisory services.

Lojas Marisa S.A.: Coordinator of the Audit Committee since 2012.

Main activity of the company: Retail business of apparel and accessories items.

Moinhos Paulista S.A.: Coordinator of the Audit Committee since 2016.

Main activity of the company: Wheat milling and production of by-products.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Academic background: Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, post-graduation degree in Finance from PUC/RJ, in 1995.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.

FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011, and he became an effective member on May 3, 2016, acting as its Chairman since June 2017

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company.

Banco Itauleasing S.A.: member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo (SP) in 1971; post-graduation degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Andre Balestrin Cestare - 213.634.648-25

Itaú Unibanco Holding S.A.: Elected to the position of Officer in September 2017, and the process is under analysis by the Central Bank of Brazil.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Officer since August 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Officer since August 2017.

- Finance Superintendent from April 2016 to July 2017, responsible for the financial planning of the Retail Banking, the analysis and disclosure of results and changes from budget; budgeting and monitoring the performance of products under Retail management.

- Finance Superintendent from June 2015 to April 2016, responsible for the Accounting Management of Loan Operations; and contact to regulatory bodies, including sending regulatory information on loan portfolio, and calculating and controlling the allowance for loan losses.

- Finance Superintendent from June 2014 to June 2015, responsible for preparing, analyzing and disclosing the managerial budget, calculating managerial result by product, sales channel and operation, and costing model calculation.

- Finance Superintendent from June 2012 to June 2014, responsible for preparing, analyzing and disclosing the managerial budget.

- Finance Superintendent from June 2010 to June 2012, responsible for calculating the Treasury managerial result, providing support to management of structural and proprietary positions, and support to Treasury result budget.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic Background: Bachelor’s degree in Mechanical Engineering from Polytechnic School of the Universidade de São Paulo in 2000; CEAG – Postgraduate degree in Business Administration from Fundação Getulio Vargas in 2002; Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas in 2007; and Executive Qualification Program from Fundação Dom Cabral in 2016.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Renato Barbosa do Nascimento - 161.373.518-90

Itaú Unibanco Holding S.A.: Elected to the position of Officer in September 2017, and the process is under analysis by the Central Bank of Brazil.

Main activity of the company: Holding company.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit partner from July 2014 to July 2017, Mr. Nascimento took part in a three-year professional exchange program and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as audit officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Promoted to audit partner from July 2009 to July 2014, and his main responsibility was to lead external audits in entities of the financial industry in São Paulo. In this period, Mr. Nascimento was also responsible for following up external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager of the financial industry from March 2008 to July 2009, and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Central Bank of Brazil.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager of the financial industry from February 2006 to March 2008, Mr. Nascimento took part in a two-year professional exchange program and worked at PricewaterhouseCoopers in London, United Kingdom, as audit senior manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).

Academic Background: Bachelor’s degree in Accounting from Universidade Paulista, in 1998; Bachelor’s degree in Business Administration from Universidade Paulista, in 1999; MBA in Business Administration from Fundação Getulio Vargas de São Paulo in 2003.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Tom Gouvêa Gerth - 256.166.718-94

Itaú Unibanco Holding S.A.: Elected to the position of Officer in September 2017, and the process is under analysis by the Central Bank of Brazil.

Main activity of the company: Holding company.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

PayPal do Brasil Serviços de Pagamentos Ltda.: Officer of the Controller’s Department for Latin America from June 2015 to June 2017 and member of the Executive Committee for Latin America.

Metropolitan Life Seguros e Previdência S.A. (MetLife): Controller from August 2013 to May 2015, responsible for financial reports, treasury, internal controls and taxes.

PricewaterhouseCoopers: Senior Manager, Mr. Gerth started his career in April 1998 and remained until July 2013. He worked in the Capital Markets & Accounting Advisory Services area focused on advising clients on issues involving US GAAP, IFRS and requirements from the Securities and Exchange Commission – SEC. He worked in the New York office from 2007 to 2009.

Academic Background: Bachelor’s degree in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP) in 2000, and in Business Administration from Universidade Mackenzie in 1997. International Executive MBA from Fundação Instituto de Administração – FIA completed in 2011, and continuing education courses from Fundação Dom Cabral and The University of Chicago Booth School of Business.

Mr. Gerth is a US Certified Public Accountant – CPA and member of the American Institute of Certified Public Accountants – AICPA.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Antonio Francisco de Lima Neto	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	100.00%

231.877.943-00			06/13/1965	06/05/2017	2
Not applicable.
Diego Fresco Gutierrez	Audit Committee	Committee member(effective)	Accountant	04/27/2017	Annual	100.00%
214.970.328-90			01/24/1970	06/05/2017	4
Not applicable.
Geraldo Travaglia Filho	Audit Committee	Committee member(effective)	Administrator	04/27/2017	Annual	100.00%
573.620.338-34			05/26/1951	06/05/2017	5
Not applicable.
Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/27/2017	Annual	0.00%
101.942.071-53				06/05/2017	0
Member of the Board of Directors			12/19/1952
Member of the Related Parties Committee
Member of Compensation Committee

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Maria Helena dos Santos Fernandes de Santana	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	91.89%
036.221.618-50			06/23/1959	06/05/2017	3
Not applicable.
Rogério Paulo Calderón Peres	Audit Committee	Committee member(effective)	Administrator	04/27/2017	Annual	100.00%
035.248.608-26			02/02/1962	06/05/2017	1
Not applicable.
Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member(effective)	Economist	05/25/2017	Annual	100.00%
101.942.071-53			12/19/1952	05/25/2017	1
Member of the Board of Directors
Chairman of Audit Committee
Member of the Related Parties Committee
Israel Vainboim	Compensation Committee	Committee member(effective)	Engineer	05/25/2017 05/25/2017	Annual	100.00%
090.997.197-87			06/01/1944		2
Not applicable.

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Pedro Luiz Bodin de Moraes	Compensation Committee	Committee member(effective)	Economist	05/25/2017	Annual	100.00%
548.346.867-87			07/13/1956	05/25/2017	7
Chairman of the Capital and Risk Management Committee
Member of the Board of Directors
Member of the Related Parties Committee
Pedro Moreira Salles	Compensation Committee	Committee member(effective)	Banker	05/25/2017	Annual	100.00%
551.222.567-72			10/20/1959	05/25/2017	7
Member of the Strategy Committee
Chairman of the Appointments and Corporate Governance Committee
Co-chairman of the Board of Directors
Chairman of the Personnel Committee

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Roberto Egydio Setubal	Compensation Committee	Chairman of the Committee	Engineer	05/25/2017	Annual	0.00%
007.738.228-52			10/13/1954		0
Co-chairman of the Board of Directors
Member of Capital and Risk Management Committee
Member of the Strategy Committee
Alexsandro Broedel Lopes	Other committees	Chairman of the Committee	Accountant	05/25/2017	Annual	25.00%
031.212.717-09	Disclosure and Trading Committee		10/05/1974	05/25/2017	4
Executive Officer Investor Relations Officer
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrato	05/25/2017	Annual	100.00%
014.414.218-07	Appointments and Corporate		09/01/1958	05/25/2017	8
Governance Committee
Member of the Disclosure and Trading Committee
Member of the Personnel Committee
Member of the Board of Directors

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Alfredo Egydio Setubal Other committees	Committee member(effective)	Administrator	05/25/2017		Annual	75.00%
014.414.218-07		09/01/1958	05/25/2017		9
Disclosure and Trading Committee
Member of the Board of Directors
Member of the Appointments and
Corporate Governance Committee
Member of the Personnel Committee
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	05/25/2017	Annual	100.00%
014.414.218-07	Personnel Committee		09/01/1958	05/25/2017	2
Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Member of the Board of Directors
Álvaro Felipe Rizzi Rodrigues	Other Committees	Member of the Committee (Effective)	Lawyer	05/25/2017	Annual	100.00%
166.644.028-07 Officer	Disclosure and Trading Committee		03/28/1977	05/25/2017	3

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Amos Genish	Other Committees	Member of the Committee (Effective)	Economist	05/25/2017	Annual	0.00%
009.194.169-50	Personnel Committee		10/26/1960	05/25/2017	0
Member of the Board of Directors
Caio Ibrahim David	Other Committees	Member of the Committee (Effective)	Engineer	05/25/2017	Annual	100.00%
101.398.578-85 Director Vice-President	Disclosure and Trading Committee		01/10/1968	05/25/2017	7
Carlos Henrique Donegá Aidar	Other Committees	Member of the Committee (Effective)	Economist	05/25/2017	Annual	100.00%
076.630.558-96 Not Applicable	Disclosure and Trading Committee		10/19/1965	05/25/2017	3
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Personnel Committee		10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee
Member of the Appointments and Corporate Governance Committee
Member of the Strategy Committee
Member of the Board of Directors

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Appointments and		10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee	Corporate Governance Committee
Member of the Personnel Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Strategy Committee		10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Fábio Colletti Barbosa	Other Committees	Chairman of the Committee	Administrator	05/25/2017	Annual	0.00%
771.733.258-20	Related Parties Committee		10/03/1954	05/25/2017	0
Member of the Strategy Committee
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors
Fernando Marsella Chacon Ruiz	Other Committees	Member of the Committee	Mathematician	05/25/2017	Annual	100.00%
030.086.348-93	Disclosure and	(Effective)	08/29/1965	05/25/2017	8
Not Applicable	Trading Committee

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Geraldo José Carbone	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
	Capital and Risk	(Effective)
952.589.818-00	Management		08/02/1956	05/25/2017	0
	Committee
Member of the Board of Directors
Member of the Appointments and Corporate Governance Committee
Geraldo José Carbone	Other Committees	Member of the Committee (Effective)	Economist	05/25/2017	Annual	0.00%
	Appointments and
952.589.818-00	Corporate Governance		08/02/1956	05/25/2017	0
	Committee
Member of the Board of Directors
Member of the Capital and Risk Management Committee

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
João Moreira Salles	Other Committees	Member of the Committee (Effective)	Economist	05/25/2017	Annual	0.00%
295.520.008-58	Strategy Committee		04/11/1981	05/25/2017	0
Member of the Board of Directors
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee (Effective)	Economist	05/25/2017	Annual	100.00%
Related Parties Committee
101.942.071-53			12/19/1952	05/25/2017	4
Member of the Board of Directors
Member of the Compensation Committee
Chairman of the Audit Committee
Leila Cristiane Barboza Braga de Melo	Other Committees	Member of the	Lawyer	05/25/2017	Annual	50.00%
		Committee (Effective)
153.451.838-05	Disclosure and Trading Committee		10/04/1971	05/25/2017	5
Executive Officer

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
José Galló	Other Committees	Member of the Committee (Effective)	Administrator	05/25/2017	Annual	66.67%
032.767.670-15			09/11/1951	05/25/2017	1
Member of Board of Directors	Personnel Committee
Marcelo Kopel	Other Committees	Member of the Committee (Effective)	Administrator	05/25/2017	Annual	100.00%
059.369.658-13	Disclosure and		11/05/1964	05/25/2017	3
Not Applicable	Trading Committee
Marco Ambrogio Crespi Bonomi	Other Committees	Member of the Committee (Effective)	Economist	05/25/2017	Annual	0.00%
	Appointments and
700.536.698-00	Corporate Governance		05/06/1956	05/25/2017	0
	Committee
Member of the Board of Directors
Member of the Personnel Committee

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Marco Ambrogio Crespi Bonomi	Other Committees	Member of the Committee (Effective)	Economist	05/25/2017	Annual	0.00%
700.536.698-00	Personnel Committee		05/06/1956	05/25/2017	0
Member of the Board of Directors
Member of the Appointments and Corporate Governance Committee
Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee (Effective)	Economist	05/25/2017	Annual	100.00%
548.346.867-87	Capital and Risk		07/13/1956	05/25/2017	8
Management Committee
Member of the Compensation Committee
Member of the Board of Directors
Member of the Related Parties Committee

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee (Effective)	Economist	05/25/2017	Annual	100.00%
548.346.867-87	Related Parties Committee		07/13/1956	05/25/2017	4
Member of the Compensation Committee
Chairman of the Capital and Risk Management Committee
Member of the Board of Directors
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	05/25/2017	8
Member of the Compensation Committee
Chairman of the Appointments and Corporate Governance Committee
Co-Chairman of the Board of Directors
Chairman of the Personnel Committee

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	05/25/2017	8
Member of the Compensation Committee
Chairman of the Appointments and Corporate Governance Committee
Co-Chairman of the Board of Directors
Chairman of the Strategy Committee
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Appointments and Corporate		10/20/1959	05/25/2017	8
Member of the Compensation	Governance
Committee	Committee
Chairman of the Personnel Committee
Co-Chairman of the Board of Directors
Chairman of the Strategy Committee

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Ricardo Villela Marino	Other Committees	Member of the Committee (Effective)	Engineer	05/25/2017	Annual	100.00%
252.398.288-90	Strategy Committee		01/28/1974	05/25/2017	7
Member of the Board of Directors
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	05/25/2017	Annual	100.00%
007.738.228-52	Strategy Committee		10/13/1954	05/25/2017	8
Member of the Capital and Risk
Management Committee
Co-Chairman of the Board of Directors

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Roberto Egydio Setubal	Other Committees	Chairman of the Committee	Engineer	05/25/2017	Annual	100.00%
007.738.228-52 Member of the Strategy Committee	Capital and Risk Management Committee		10/13/1954	05/25/2017	8

Chairman of the Personnel
Committee

Co-Chairman of the Board of Directors

Professional experience / Statement of any conviction / Independence criteria

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of Retail and Distribution from July 2005 to December 2006; Vice-President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of the Tocantins from May 1999 to 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple bank with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: member of the Board of Directors from 2007 to 2009;

FEBRABAN – Federação Brasileira de Bancos: member of the Board of Directors from 2006 to 2009;

BB Securities Limited: member of the Board of Directors from 2004 to 2005;

Brasilsaúde Companhia de Seguros: member of the Board of Directors from 2003 to 2005;

Companhia de Seguros Aliança do Brasil: member of the Board of Directors from 2001 to 2009;

BB Previdência – Fundo de Pensão Banco do Brasil: member of the Board of Directors from 2000 to 2007.

Academic Background: Master’s Degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for Directors (2014); Post Graduation (Lato Sensu) course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Graduated in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: member of the Audit Committee (Financial Expert) since April 2014.

Main activity of the company: Holding company.

Since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2015.

PricewaterhouseCoopers (1990 to 2013) – (Brazil, Uruguay, and the United States): had different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and he also worked in the auditing of financial statements.

Main activity of the company: Accounting and tax audit and consulting services.

Academic Background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also graduated in the Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo Travaglia Filho - 573.620.338-34,

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; Member of the Audit Committee since March 2013, and Chairman of this Committee since June 2014 to April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010. Main activity of the company: Multiple bank, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010. Main activity of the company: provider of means of payment services.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Business Administration from Universidade de São Paulo in 1979, with specialization in Banking Management from the Wharton School of the University of Pennsylvania in 1992.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee since June 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee from July 2008 to May 2017 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: President from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: member of the Audit Committee since June 2014.

Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee between 2013 and 2017. Main activity of the company: Retailing.

Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017.

Main activity of the company: Communication and IT.

CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015.

Main activity of the company: Electric energy distribution.

BME - Bolsas y Mercados Españoles: Member of the Board of Directors since 2016. IFRS Foundation: Member of the Board of Trustees since January 2014. Main activity: Non-profit foundation.

IFRS Foundation: member of the Board of Trustees since January 2014.

Main activity: Non-profit foundation.

Brazilian Securities and Exchange Commission (CVM): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Main activity of the company: Public administration in general.

São Paulo Stock Exchange – BOVESPA: She worked for the São Paulo Stock Exchange – BOVESPA from 1994 to 2006 initially in the Special Projects department and then, from 2000 to 2006, as Executive Superintendent of Relationships with Companies. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the New Market and was responsible for its implementation.

Instituto Brasileiro de Governança Corporativa - IBGC (Brazilian Institute of Corporate Governance): Vice-President from 2004 to 2006. Main activity of the company: Activities of associations for protection of social rights.

Other: IOSCO – International Organization of Securities Commissions as Chairman of the Executive Committee from 2010 to 2012 and Latin-American Roundtable on Corporate Governance (OECD / WB Group) as a member from 2000 to 2015.

Academic Background: Economist graduated in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres – 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Managing Vice-President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice-President from 2003 to 2006; Fosfertil, Ultrafertil and Fertifos: Member of the boards of directors; Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Active partner in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products divisions.

Educational Background: Bachelor’s degree in Business Administration from the Getúlio Vargas Foundation (State of Sao Paulo) and in Accounting from the Paulo Eiró Foundation (State of São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive M.B.A. from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Getúlio Vargas Foundation (State of São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: no records.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management member of the Compensation Committee since April 2015. Main activity of the company: Holding company.

Unibanco - União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice-President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: President from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1994 to 2007. Main activity of the company: Holding company.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal Rio de Janeiro (UFRJ); MBA from the University of Stanford.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of Capital and Risk Management Committee since August 2009, being President since July 2012; member of Compensation Committee since February 2011 e member of Related Parties Committee since April 2013. Main activity of the company: Holding company.

Cambuhy Investimentos Ltda.: Partner since 2011.

Main activity of the company: Portfolio management and fund management services.

Ventor Investimentos Ltda.: Partner since 2009.

Main activity of the company: Portfolio management and fund management by contract or commission services.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic background: Bachelor’s and Master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT)

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Partner since 2010 and Director Vice-President since January 2017. Currently the CFO and CRO of the conglomerate. Executive Officer from June 2010 to April 2015, and a member of the Disclosure and Trading Committee since April 2010.

Itaú Unibanco S.A.: Vice-President since May 2013; Executive Officer from May 2010 to April 2013. He joined the Group in 1987 as a trainee, working in the controllership, and market and liquidity risk control departments.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008. He worked in the finance, risks, market intelligence, products and operations departments.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Managing Vice-President from October 2010 to April 2013. Main activity of the Company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010. Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company.

 Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Provider of means of payment services.

Academic Background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), with post graduation in Economics and Finance (1992 to 1993) from Universidade de São Paulo and Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Banco Itaú BBA S.A.: Officer since April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Redecard S. A.: Officer since April 2015.

Main activity of the company: Provider of means of payment services.

Itauseg Participações S.A.: Officer since September 2014.

Main activity of the company: Holding company of non-financial institutions.

In December 1986, Mr. Aidar joined this financial institution, becoming Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, he is the Officer in charge of the Financial Control Department, being mainly responsible for preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad; carrying out Financial Control Management of Foreign Units and the Conglomerate’s Accounting Policies.

Academic Background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986. Post-graduation degree in Finance from Universidade de São Paulo (USP) in 1994.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; and Director-General from July 2015 to April 2017. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating, when the issuer or any of its subsidiaries or affiliates is involved (at the time of the annual presentation of the reference form, information should refer to the three past years. In case of presentation of the reference form due to a registration request for the distribution of securities, information should refer to the three past years and the current year).

a)	event;
b)	main business conditions;
c)	companies involved;

d)  effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

e)	corporate structure before and after the transaction;
f)	mechanisms adopted to ensure equitable treatment among shareholders

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$578 million, which represents 0.5% of the Issuer’s stockholders’ equity (R$115,590 million on December 31, 2016).

2017
XP Investimentos

Event	Acquisition of minority interest in XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of XP (“XP Group”, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”).

Main conditions of the transaction	On May 11, 2017, Itaú Unibanco Holding S.A., through its subsidiary Itaú Unibanco S.A., entered into a Share Purchase Agreement with XP Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), to acquire 49.9% of the total share capital (representing 30.1% of voting shares) of XP Holding, by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”).

In addition to the First Acquisition, through which we will become a minority shareholder of XP Holding, we have committed to acquire (i) in 2020, an additional percentage of 12.5% which will result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of voting shares) based in a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which will entitled us to a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, and it is certain that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

Furthermore, we and some of the Sellers will execute, on the closing date of the First Acquisition, a shareholders’ agreement which will include, among others, provisions regarding (a) our rights as a minority shareholder of XP Holding; (b) our right to appoint 2 out of 7 members of the Board of Directors of XP Holding, so as to guarantee the aforementioned rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii) Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. In case of the exercise of any of these options, Itaú Unibanco will acquire the control and the total equity of XP Holding.

The consummation of the acquisitions mentioned above is subject to the fulfillment of certain conditions precedent, including applicable regulatory approvals.

Companies involved	Itaú Unibanco S.A., XP Investimentos S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There will be no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	The Issuer, by means of its subsidiaries, will become the holder of 49.9% of the total capital stock (representing 30.1% of voting shares) of XP Holding.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it will have no effects on the equitable treatment of the Issuer’s stockholders.

2016

Citibank

Event	Acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as the equity investments held by Citibank in Tecban – Tecnologia Bancária S.A. (“Tecban”) (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (“Cibrasec”) (representing 3.60% of its capital).

Main conditions of the transaction	On October 8, 2016, Itaú Unibanco Holding S.A. (“IUH”) entered into, by means of its subsidiaries Itaú Unbanco S.A. and Itaú Corretora de Valores S.A., an Equity Interest Purchase Agreement with Banco Citibank S.A. and other companies of its conglomerate (“Citibank”) for acquisition of the retail activities carried out by Citibank in Brazil for R$710 million.

On the execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 clients in the retail segment, approximately 1.1 million credit cards, and a loan portfolio of approximately R$ 6 billion; on the December 31, 2015 base date, it had approximately R$35 billion in deposits and managed assets. The estimated impact of this transaction on our Common Equity Tier I capital would be approximately 40 basis points (using Basel III methodologies).

In August 2017, the Administrative Council for Economic Defense (CADE) approved the Itaú Unibanco’s acquisition of Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. In October 2017, we obtained the last required authorization with the Central Bank of Brazil in connection with such acquisition.

Companies involved	Itaú Unibanco S.A., Itaú Corretora de Valores S.A., Banco Citibank S.A., Citibank, N.A., Citigroup Asia Pacific Holding LLC, Citigroup Global Markets Brasil Holding Inc. e Citibank N.A., Brazil Branch, as well as Citibank Leasing S.A. – Arrendamento Mercantil, Citibank Corretora de Seguros Ltda., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Tecban, and Cibrasec.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There will be no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	The Issuer, by means of its subsidiaries, will become the holder of 100% of the shares of Citibank’s associates that will receive the retail operations, and up to 5.64% of the capital of Tecban and up to 3.60% of the capital of Cibrasec in addition to the current investment held by the Issuer, by means of its subsidiaries, in Tecban and Cibrasec.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it will have no effects on the equitable treatment of the Issuer’s stockholders.

BMG

Event	Acquisition of the ownership interest of Banco BMG S.A. (“BMG”) in Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”).

Main conditions of the transaction	On July 9, 2012, Itaú Unibanco entered into an Association Agreement with BMG aiming at the offering, distribution and sale of payroll loans in Brazil (the “BMG Association”). After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado.

On April 29, 2014, an agreement was entered into establishing the combination of the payroll loan business of BMG and Itaú BMG Consignado, which became concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased and totally subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco S.A. became the holder of a 60% interest in the total and voting capital of Itaú BMG Consignado, and BMG became the holder of the remaining 40%.

On September 29, 2016, Itaú Unibanco entered into an agreement for the purchase and sale of shares with BMG by means of which it agreed to purchase the total interest held by BMG in Itaú BMG Consignado, corresponding to 40% of its total capital, for the approximate amount of R$1.28 billion.

In December 2016, after obtaining the required applicable regulatory approvals and complying with due conditions, we completed the acquisition of the total interest held by BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total capital. We paid R$1.46 billion and became the holder of 100% of total capital.

We have maintained our position as the market leading institution among the banks in this segment. On December 31, 2016, our payroll loan portfolio totaled R$44.6 billion, including Itaú BMG Consignado’s operations.

Companies involved	BMG and Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco became the holder of 100% of Itaú BMG Consignado’s total and voting capital.
Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

2015

Recovery

Event	Acquisition of ownership interest in Recovery do Brasil Consultoria S.A. (“Recovery”).

Main conditions of the transaction	On December 31, 2015, we entered into a purchase and sale agreement and other covenants (“Agreement”) with Banco BTG Pactual S.A. (“BTG”) through which we agreed to acquire 81.94% of ownership interest in Recovery’s capital, corresponding to BTG’s total interest in Recovery.

Together with the acquisition of the ownership interest in Recovery’s capital, Itaú Unibanco agreed, in the same transaction, to acquire approximately 70% of a portfolio of R$38 billion (face value) in credit rights related to recovery of the portfolios held by BTG.

After complying with certain conditions established in the agreement (including obtaining any required regulatory authorizations), the acquisition of Recovery and portfolios totaled R$1.210 billion, adjusted from the execution to the closing date. The transfer of shares and financial settlement of the transaction occurred on March 31, 2016, and the amount paid is subject to adjustment at a future price.

Companies involved	Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After complying with the conditions precedent set forth in the agreement, among which obtaining required regulatory authorizations, Itaú Unibanco became the holder of 89.08% interest in Recovery, of which 81.94% acquired from BTG and 7.14% from other stockholders.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

ConectCar

Event
Main conditions of the transaction

On October 21, 2015, through our subsidiary Rede, we entered into a share purchase and sale agreement in which we undertook to acquire from Odebrecht Transport S.A. 50% of the capital of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining stake (50%) of ConectCar’s capital is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a company that provides intermediation services for the automatic payment of toll, fuel and parking lot. In October 2015, it ranked second among the largest companies in this sector. Conectcar’s control will be shared between Rede and Ipiranga Produtos de Petróleo S.A.

The purchase and sale of shares and execution of the stockholders’ agreement between Rede and Ipiranga Produtos de Petróleo S.A. was carried out on January 29, 2016, after complying with the usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals.

Companies involved	Redecard S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After complying with the usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals, Rede acquired 50% of ConectCar’s capital.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

2014

Via Varejo

Event	Termination of operating agreements between Itaú Seguros S.A. (“Itaú Seguros”) and Via Varejo S.A. (“Via Varejo”).

Main conditions of the transaction	On October 1, 2014, the operating agreements between Itaú Seguros and Via Varejo S.A. related to the offer of extended warranty insurance at the stores of Ponto Frio and Casas Bahia were terminated before their maturity. As a result of this advanced termination by Via Varejo S.A., this company paid to Itaú Seguros R$584 million on October 8, 2014, which mostly corresponds to the refund of amounts disbursed by Itaú Seguros S.A. pursuant to these agreements, duly restated.

Companies involved	Itaú Seguros and Via Varejo.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	There was no change in the Issuer’s corporate structure.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

Large Corporate P&C Insurance Business

Event	Sale of Itaú Seguros Soluções Corporativas S.A. (“ISSC”). (Large Corporate P&C Insurance Business).

Main conditions of the transaction	On July 4, 2014, we entered into a Share Purchase and Sale Agreement with ACE Ina International Holdings, Ltd. (“ACE”), through which we undertook, including through certain subsidiaries, to sell our total interest in ISSC.

As a result of the spin-off of Itaú Seguros S.A., ISSC held large risk insurance operations of the Itaú Unibanco Conglomerate, which clients were middle-market and large companies with high amounts insured policies.

After complying with certain conditions set forth in the agreement (including obtaining the required regulatory authorizations), the acquisition amount of ISSC was R$1.515 billion, paid by ACE. The transfer of shares and the transaction financial settlement occurred on October 31, 2014, and the amount paid was adjusted by R$13.5 million on September 3, 2015 based on the difference between the stockholders’ equity positions in the pro forma balance sheet and the year-end balance sheet.

Companies involved	Issuer, ISSC, Itaú Seguros, Itauseg Participações S.A., and ACE.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After complying with the conditions precedent set forth in the agreement, among which is obtaining the required regulatory authorizations, ACE acquired 100% of shares of ISSC.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

Itaú CorpBanca

Event	Merger of operations of Banco Itaú Chile (“BIC”) with CorpBanca.

Main conditions of the transaction	On January 29, 2014, the Issuer and its subsidiary, Banco Itaú Chile (“BIC”) entered into an agreement with CorpBanca and its controlling shareholders (“Corp Group”), establishing the terms and conditions of the union of operations between BIC and CorpBanca in Chile, Colombia and other countries where CorpBanca operates (“Transaction Agreement”). This merger will be consummated by means of (i) BIC’s capital increase in the amount of US$652 million, to be carried out by the Issuer or one of its subsidiaries, (ii) the merger of BIC into CorpBanca, with the cancellation of all BIC’s shares and the issue of 172,048,565,857 new shares by CorpBanca, attributed to BIC’s stockholders, so that the interests in the bank resulting from the merger (to be called “Itaú CorpBanca”) are 33.58%, for the Issuer, and 33.13%, for Corp Group, and (iii) subsequent integration of Itaú BBA Colômbia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

On June 2, 2015, the Issuer, together with its subsidiary BIC, entered into an amendment to the Transaction Agreement, agreeing to, among others, (i) allow CorpBanca to distribute to its stockholders additional dividends in the amount of (a) CLP$239,860 million in 2015 (equivalent to approximately US$395 million at that time) and (b) UF124,105 (unidades de fomento – Chilean indexed unit of value adjusted on a daily basis to reflect inflation of the previous month in Chile) (equivalent to approximately US$5 million at the time), at the same occasion it distributes the profits generated in 2015, and (ii) reduce the value of dividends that would be paid to BIC’s stockholders in relation to the distributable net income for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million).

In the last week of June 2015, BIC and CorpBanca held their Annual General Stockholders’ Meetings, when stockholders representing more than two thirds of each bank’s capital approved the merger of BIC and CorpBanca, and the new provisions on dividend distribution agreed in the amendment to the Transaction Agreement.

On September 4, 2015, the last pending regulatory approval from the Chilean Superintendence of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras) was obtained and the merger was completed on April 1, 2016, when we became the holders of the control of the surviving entity – Itaú CorpBanca – with 33.58% interest in capital. Therefore, Itaú CorpBanca succeeded Banco Itaú Chile regarding its assets, liabilities, rights, obligations and licenses. At that same date, the Issuer and Corp Group entered into a stockholders’ agreement that included provisions regarding the election of management members, matters subject to the joint approval of the Issuer and Corp Group, as well as the transfer of shares between the Issuer and Corp Group and also for third parties.

Companies involved	Issuer, BIC, CorpGroup Interhold S.P.A., Inversiones Gasa Limitada, and CorpBanca.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	The Issuer’s interest in Itaú CorpBanca is approximately 36.06% of total shares. This percentage is the result of the share exchange ratio applied to BIC and CorpBanca’s shares, when the operation was completed in April 2016, and of the additional acquisitions of Itaú CorpBanca’s shares in October 2016 and in September 2017, under the terms of the Stockholders’ Agreement of the latter.
Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

Itaú BBA

Event	Partial spin-off of Banco Itaú BBA S.A (Itaú BBA).

Main conditions of the transaction	On January 31, 2014, the Stockholders’ Meetings of Itaú BBA and Itaú Unibanco S.A. (Itaú Unibanco) approved the partial spin-off of Itaú BBA and the transfer of a portion of the stockholders’ equity to Itaú Unibanco.

With this partial spin-off, Itaú BBA’s institutional treasury and corporate banking activities were transferred to Itaú Unibanco, including securities and loan portfolios and all other assets and liabilities related to such activities. Itaú BBA retained its investment banking and cash management activities.

The main motivation for this corporate restructuring process was the optimization of the Itaú Unibanco’s capital structure, due to the new Basel III rules, and the intention to concentrate all financial intermediation activities of the Itaú Unibanco Group in Itaú Unibanco.

This transaction was approved by the Central Bank of Brazil on May 2, 2014 and by the Central Bank of the Bahamas on May 12, 2014.

Companies involved	Itaú BBA and Itaú Unibanco.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	There was no change in the Issuer’s corporate structure.
Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

BMG

Event	Association with Banco BMG S.A. (“BMG”), aimed at offering, distributing and granting payroll loans in the Brazilian territory.

Main conditions of the transaction	On July 9, 2012, Itaú Unibanco entered into an association agreement with BMG, a privately-held Brazilian bank, aiming at the offering, distribution and sale of payroll loans in Brazil (“BMG Association”). The BMG Association is structured as a new financial institution, Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), controlled by Itaú Unibanco, with initial direct interest of 70% in the total voting capital. BMG initially held the remaining 30% of interest. The Association’s initial stockholders’ equity was one (1) billion reais. Itaú Unibanco is entitled to nominate the majority of the Board of Directors members and the majority of its officers, including the Chief Executive Officer. BMG is entitled to nominate the commercial, operations and collection officers of the BMG Association, subject to Itaú Unibanco’s approval.

Until the merger of operations described below, BMG shared its distribution channels operated by banking correspondents with Itaú BMG Consignado, which had the right to finance 70% of the payroll loans generated by these distribution channels. The remaining 30% were directly contracted by BMG.

The payroll loans granted to Itaú Unibanco’s clients through its branches and other exclusive channels remain separate from the operations related to the BMG Association. Itaú Unibanco and its affiliates are also entitled to offer their products and services to the BMG Association’s clients.

This transaction was approved by the Brazilian Antitrust Authority (CADE), and the definitive agreements regulating the BMG Association were executed on December 13, 2012, including an investment agreement setting forth the rights and obligations of each party in connection with the BMG Association. This transaction was consummated on January 7, 2013. In April 2013, the Central Bank of Brazil confirmed the operation.

Additionally, on April 29, 2014, an agreement was entered into to establish the combination of the payroll loan activities of BMG and Itaú BMG Consignado, which became concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased, fully subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco became the holder of a 60% interest in Itaú BMG Consignado’s total and voting capital, and BMG became the holder of the remaining 40%.

Accordingly, from July 25, 2014, and during the term of the BMG Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling stockholders to offer payroll loans in the Brazilian territory, subject to certain exceptions set forth in the agreements that govern the BMG Association.

Companies involved	BMG and Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco S.A became the holder of 60% of Itaú BMG Consignado’s total and voting capital.
Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.